Exhibit 99.35

ARIS GOLD CORPORATION

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

IN RESPECT OF AN AMENDMENT TO THE INDENTURE GOVERNING THE

7.50% SENIOR SECURED NOTES DUE 2027

THE NOTEHOLDER MEETING IS SCHEDULED TO BE HELD AT 10:00 A.M. (PACIFIC TIME) ON

FEBRUARY 8, 2022

January 17, 2022

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

These materials are important and require your immediate attention. They require Holders (as defined below) to make important decisions. If you are in doubt as to what decision to make, please contact your financial, legal, income tax and/or other professional advisors. If you have any questions, or require assistance voting, please contact the Company’s Proxy Solicitation Agent:

Laurel Hill Advisory Group

North American Toll-Free: 1.877.452.7184

Calls Outside North America: 1.416.304.0211

Email: assistance@laurelhill.com

NOTEHOLDERS WHO RESPOND TO THE PROXY SOLICITATION AND PROVIDE THEIR DULY COMPLETED FORM OF PROXY OR VOTING INSTRUCTION FORM VOTING IN FAVOUR OF THE PROPOSED INDENTURE AMENDMENT BY THE APPLICABLE CUT-OFF DATE ARE ELIGIBLE TO RECEIVE A FEE OF US$2.50 PER US$1,000 PRINCIPAL AMOUNT OF NOTES IF THE PROPOSED INDENTURE AMENDMENT BECOMES EFFECTIVE.

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TAKE ACTION AND VOTE TODAY

TO VOTE FOR OR AGAINST THE PROPOSED INDENTURE AMENDMENT (AS DEFINED BELOW), PLEASE COMPLETE THE APPLICABLE PROXY FORM IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AS SOON AS PRACTICABLE AND IN ANY EVENT NO LATER THAN 10:00 A.M. (PACIFIC TIME) ON FEBRUARY 4, 2022.

ONLY REGISTERED HOLDERS AND THOSE AUTHORIZED BY A REGISTERED HOLDER THROUGH AN OMNIBUS PROXY ARE PERMITTED TO COMPLETE AND DELIVER A PROXY FORM AS DESCRIBED ABOVE. BENEFICIAL HOLDERS MUST INSTRUCT THE INTERMEDIARY WITH WHOM THE NOTES ARE HELD, SUCH AS, AMONG OTHERS, BANKS, TRUST COMPANIES, SECURITIES DEALERS OR BROKERS, BY DELIVERING THE ENCLOSED VOTING INSTRUCTION FORM IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED THEREIN BY !O:OOA.M. (PACIFIC TIME) ON FEBRUARY 4, 2022.

NOTEHOLDERS WHO RESPOND TO THE PROXY SOLICITATION AND PROVIDE THEIR DULY COMPLETED FORM OF PROXY OR VOTING INSTRUCTION FORM VOTING IN FAVOUR OF THE PROPOSED INDENTURE AMENDMENT BY THE APPLICABLE CUT-OFF DATE ARE ELIGIBLE TO RECEIVE A FEE OF US$2.50 PER US$1,000 PRINCIPAL AMOUNT OF NOTES IF THE PROPOSED INDENTURE AMENDMENT BECOMES EFFECTIVE.

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NOTICE OF MEETING OF NOTEHOLDERS

TO BE HELD ON FEBRUARY 8, 2022

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (the “Holders”) of 7.50% Senior Secured Notes (the “Notes”) of Aris Gold Corporation (the “Company”) will be held via live audio webcast at https ://virtual-meetings.tsxtrust.com/en1251/ on February 8, 2022 at 10:00 A.M. (Pacific time), for the following purpose:

1.

to consider, and if deemed advisable, to pass a resolution to approve an amendment to the trust indenture between the Company and TSX Trust Company (the “Trustee”), dated as of November 5, 2020 (the “Indenture”), that will amend the definition of “Permitted Debt” to permit the Company and its Restricted Subsidiaries (as defined in the Indenture) to provide certain unsecured guarantees in respect of obligations of Unrestricted Subsidiaries (as defined in the Indenture) that are formed to advance and support the Company’ s growth strategy, all as set forth in the accompanying management information circular dated January 17, 2022 (the “Information Circular”); and

2.	to transact such other business as may properly be brought before the Meeting and any postponements or adjournments thereof.

Out of an abundance of caution, to proactively deal with the unprecedented public health impact of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, Holders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. All Holders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with management of the Company as well as with other Holders. Holders will not be able to attend the Meeting in person. At the Meeting, if you virtually attend, you will have the opportunity to ask questions and vote. Alternatively, you may vote by proxy (if you are a registered Holder) or by following the instructions on the voting information form (if you are a beneficial Holder), in each case, by following the applicable directions.

Only Holders of record as of 5:00P.M. (Pacific time) on January 12, 2022, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting or any postponements or adjournments thereof.

Substantially all of the Notes are registered in the name of a nominee of CDS Clearing and Depository Services Inc. Accordingly, in order for a beneficial holder of Notes to have its Notes voted at the Meeting, it must complete and sign the voting instruction form provided by its broker or other intermediary and return such voting instruction form in accordance with the instructions provided therein in advance of the Meeting. Failure to do so will result in your Notes not being voted at the Meeting.

Holders may exercise their rights by virtually attending the Meeting online or by completing a form of proxy or voting instruction form; to do so, even if you are able to virtually attend the Meeting, please complete, date and sign the enclosed form of proxy or voting instruction form and return it as directed well in advance of the proxy voting deadline. A Holder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “Aris proxyholders”) to represent such Holder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Aris proxyholders virtually attend and participate in the Meeting as your proxy and vote your Notes at the Meeting, including if you are a beneficial Holder and wish to appoint yourself as your proxy to virtually attend, participate and vote at the Meeting, you must register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyho1der. Failure to register the proxyholder will result in the proxyholder not receiving a control number to participate in the Meeting. Without a control number, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, complete and return the “Request for Control Number Form,” which can be found here: https: //tsxtrust. com/resource/en/7 5.

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To be valid, proxies and other voting instructions must be received by the Trustee by not later than 10:00 A.M. (Pacific time) on February 4, 2022. The time limit for the deposit of proxies and other voting instructions may be waived or extended by the chairperson of the Meeting in his or her discretion, without notice. The chairperson of the Meeting is under no obligation to accept or reject any particular late proxy.

Your vote is important. Whether or not you attend the Meeting, please take the time to vote your Notes in accordance with the instructions contained in the applicable instrument of proxy or other voting instruction form provided by your broker or other intermediary. If you have any questions, or require assistance completing the instrument of proxy or other voting instruction form, please contact the proxy solicitation, Laurel Hill Advisory Group, by phone at 1-877-452-7184 (collect 416-304-0211 ), or by email at assistance@laurelhill.com.

The Information Circular provides additional information relating to matters to be dealt with at the Meeting and is deemed to form part of this Notice.

DATED as of January 17, 2022.

By Order of the Board of Directors

“Neil Woodyer”

Neil Woodyer

Chief Executive Officer and Director

ARIS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

General

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of Aris Gold Corporation (the “Company”) of proxies for use at the meeting (the “Meeting”) of the holders of 7.50% Senior Secured Notes due 2027 (the “Notes”) of the Company issued pursuant to the indenture between the Company and TSX Trust Company (the “Trustee” or “TSX Trust”), dated as ofNovember 5, 2020 (the “Indenture”), to be held on February 8, 2022 via live audio webcast at 10:00 A.M. (Pacific time) and any adjournments or postponements thereof, for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”).

Out of an abundance of caution, to proactively deal with the unprecedented public health impact of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, Holders (as defined below), employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. All Holders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and engage with directors and management of the Company as well as with other Holders. Holders will not be able to virtually attend the Meeting in person. At the Meeting, if you virtually attend, you will have the opportunity to ask questions and vote on important matters. Alternatively, you may vote by proxy (if you are a registered Holders) or by following the instructions on the voting information form (if you are a Beneficial Holder (as defined below)), in each case, by following the applicable directions.

Solicitation of Proxies

While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally, or by telephone, email or other electronic means, by directors, officers and employees of the Company who will not be specifically remunerated for such efforts. In addition, the Company has retained Laurel Hill Advisory Group (“Laurel Hill”) for proxy solicitationservices in connection with the Meeting. Aris Gold may use Broadridge Financial Solutions, Inc’s (“Broadridge”) QuickVoteTM service to assist eligible Beneficial Holders with voting. Beneficial Holders may be contacted by Laurel Hill to conveniently obtain voting instructions directly over the telephone. If you have any questions, or require assistance completing the instrument of proxy or other voting instruction form, please contact Laurel Hill Advisory Group, by phone at 1-877-452-7184 (collect 416-304-0211) or by email at assistance@laurehill.com. No person has been authorized to give any information or make any representation in connection with the Proposed Indenture Amendment (as defined below) or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company, the Trustee or Laurel Hill Advisory Group.

Meeting materials will be sent to registered Holders by TSX Trust, and will be sent to Beneficial Holders through their applicable intermediaries. Most intermediaries delegate responsibility for obtaining instructions from clients to Broadridge in Canada and the United States. The Company will pay intermediaries to send meeting materials, including a voting instruction form , to objecting beneficial holders.

Record Date

As used herein, the term “Holder” means each person that is shown on the records of the Trustee as a registered holder of Notes, other than any Affiliates of the Company (as such term is defined in the Indenture), as of 5:00P.M. (Pacific time) on January 12, 2022 (the “Record Date”) . As at the Record Date, a nominee of CDS Clearing and Depository Services Inc. (“CDS”) was the registered Holder of the vast majority of outstanding Notes.

Information contained in this Information Circular is given as of January 17, 2022, unless otherwise specifically stated.

Voting Rights

As at the date hereof, approximately US$81 ,549,800 aggregate principal amount of Notes are issued and outstanding. Each US$1.00 principal amount of Notes entitles the Holder of record as of the Record Date to one vote at the Meeting.

Participation in the Meeting

Registered Holders and duly appointed proxyholders who participate in the Meeting online will be able to listen to the Meeting, ask questions and, as applicable, vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set out in the sections below entitled “Appointment of Proxies”, “Virtual Attendance and Participation in the Meeting” and “Asking Questions” . Beneficial Holders who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but will not be able to participate, ask questions or vote at the Meeting.

Voting Information

Holders may vote before the Meeting by completing the form of proxy or voting instruction form in accordance with the instructions provided therein. Beneficial Holders should also carefully follow all instructions provided by their intermediaries to ensure that their Notes are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to virtually attend the Meeting and vote on your behalf

The Aris proxyholders named in the enclosed form of proxy or voting instruction form will vote the Notes in respect of which they are appointed as proxies in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, a proxyholder can vote as he or she sees fit.

You can appoint someone else to be your proxy. This person does not need to be a Holder. See the section below entitled “Appointment of Proxies”.

Voting By Registered Holders

As a registered Holder, you can vote in the following ways:

Internet	Go to www.vote12roxyonline.com . Enter the 12-digit control number printed on the form of proxy and follow the instructions on screen.
Fax	Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: TSX Trust Company, Attn: Proxy Voting, 416-595-9593
E-mail	You may vote by completing, signing and returning the proxy form by e-mail to tsxtrusmroxyvoting@tmx.com
Mail	You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided: 100 Adelaide Street West Suite 301 Toronto, Ontario M5H4H1
At the Meeting

If you are a registered Holder, you can attend the Meeting online at https://virtual-meetings.tsxtrust.com/en/1251/. You can participate in the Meeting by clicking “I have a control number” and entering the Control Number and Password before the start ofthe Meeting.

Questions?	Contact Laurel Hill Advisory Group by telephone at 1.877 .452. 7184 (toll-free within North America) or 1.416.304.0211 (calls outside North America) or by email at assistance@laurelhill.com.

Voting By Beneficial Holders

If you hold a beneficial interest in Notes registered to CDS (referred to herein as a “Beneficial Holder”), you can vote in the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the voting instruction form and follow the instructions on screen.
Phone	Call the number listed on your voting instruction form. You will need to enter your 16- digit control number. Follow the interactive voice recording instructions to submit your vote.
Fax	Fax the number listed on your voting instruction form.
Mail	Enter your voting instructions, sign and date the voting instruction form, and return the completed voting instruction form in the enclosed postage paid envelope.
Questions?	Contact Laurel Hill Advisory Group by telephone at 1.877 .452. 7184 (toll-free within North America) or 1.416.304.0211 (calls outside North America) or by email at assistance@laurelhill.com.

A Beneficial Holder receiving a voting instruction form from its broker or other intermediary cannot use that voting instruction form to vote Notes directly at the Meeting. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Notes registered in the name of the nominee of CDS, a Beneficial Holder may attend the Meeting as a proxyholder and vote Notes in that capacity. If a Beneficial Holder wishes to attend the Meeting to vote in person, such Holder must do so as proxyholder for the registered holder. See “Appointment of Proxies” and “ Virtual Participation and Attendance in the Meeting”.

A Beneficial Holder may revoke a voting instruction form provided by its broker or other intermediary in accordance with the instructions provided therein

Beneficial Holders who have not duly appointed themselves as their proxy will be able to virtually attend the Meeting only as guests and to listen to the webcast but will not be able to participate, ask questions or vote at the Meeting. This is because the Company and the Trustee do not have a record of the Beneficial Holders, and, as a result, will have no knowledge of Beneficial Holders’ holdings or entitlement to vote unless they appoint themselves as their proxy. If you are a Beneficial Holder and wish to vote at the Meeting, you have to appoint yourself as your proxy, by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your intermediary. See the sections entitled “Appointment of Proxies” and “ Virtual Attendance and Participation in the Meeting”.

Appointment of Proxies

The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and officers of the Company (the “Aris proxyholders”). Each Holder has the right to appoint a person other than the Aris proxyholders to represent such Holder at the Meeting (including Beneficial Holders who wish to appoint themselves as proxyholder to participate or vote at the Meeting). In order to appoint such other person (a “third party proxyholder”), the Holder must submit his, her or its proxy or voting instruction form (as applicable) appointing such third party proxyholder and register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed after you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number to virtually attend, participate or vote at the Meeting.

•	Step 1: Submit your proxy or voting instruction form:

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Beneficial Holder and wish to virtually participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary and register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a Beneficial Holder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under the section entitled “Virtual Attendance and Participation in the Meeting” , you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Trustee by e-mail at tsxtrustproxyvoting@tmx.com. Requests for registration from Beneficial Holders located in the United States that wish to participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent and received by no later than 1 0:00 M. (Pacific time) on February 4, 2022 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjournment(s) or postponement(s) of the Meeting.

A proxy will not be valid unless the completed form of proxy or voting instruction form is received by the Trustee (TSX Trust Company, Attn: Proxy Voting) by 10:00 A.M. (Pacific time) on February 4, 2022. The deadline for deposit of proxies may be waived or extended by the chairperson of the Meeting at his or her discretion, without notice. The chairperson of the Meeting is under no obligation to accept or reject any particular late proxy.

•	Step 2: Register your proxyholder:

To register a proxyholder, Holders must complete and return the “Request for Control Number Form,” which can be found here: https://tsxtrust.com/resource/en/75 by 10:00A.M. (Pacific time) on February 4, 2022, and provide the Trustee with the required proxyholder contact information, amount of Notes appointed, name in which the Notes are registered if they are a registered Holder, or name of broker where the Notes are held if a Beneficial Holder, so that the Trustee may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy or voting instruction form will, on any ballot that may be called for, vote the Notes in respect of which they are appointed as proxies in accordance with the instructions of the Holders appointing them. If a Holder specifies a choice with respect to any matter to be acted upon, the Notes will be voted accordingly. If no instructions are given as to how to vote on a particular issue to be decided at the Meeting, or if both choices have been specified by the Holder, the Notes will be voted FOR the Resolution (as defined below and as set out in Schedule A).

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. If any such amendment or other business properly comes before the Meeting, or any postponement(s) or adjournment(s) thereof, the persons named in the enclosed form of proxy or voting instruction form will vote in accordance with their best judgment on such matters or business. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting.

Virtual Attendance and Participation in the Meeting

The Company is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Holders will not be able to virtually attend the Meeting in person. Virtually attending the Meeting online enables registered Holders and duly appointed proxyholders, including Beneficial Holders who have duly appointed themselves as their proxy, to participate in the Meeting and ask questions, all in real time. Registered Holders and duly appointed proxyholders can vote at the appropriate times during the Meeting.

In order to participate or vote at the Meeting (including for voting and asking questions at the Meeting), Holders must have a valid control number. Registered Holders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/en/12511. Such persons may then enter the Meeting by clicking “I have a control number” and entering the Control Number and Password before the start of the Meeting.

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Registered Holders: The 12-digit control number is located on the form of proxy. The Password to the Meeting is “aris2022” (case sensitive). If, as a registered Holder, you are using your control number to login to the Meeting and you have previously voted prior to the voting cut off, you do not need to vote again at the meeting. Should you wish to vote at the meeting, you will be revoking any and all previously submitted proxies for the Meeting.

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Duly appointed proxyholders: The Trustee will provide the proxyholder with a control number by e-mail after the voting deadline has passed, if you have previously completed and returned the Request for Control Number Form. The Password to the Meeting is “aris2022”(case sensitive). Only registered Holders and duly appointed proxyholders will be entitled to participate and vote at the Meeting. Beneficial Holders who have not duly appointed themselves as proxyholder will be able to virtually attend the Meeting only as guests and to listen to the webcast but will not be able to participate, ask questions or vote at the Meeting. Holders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Holders who wish to appoint themselves as proxyholder to participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder.

Holders will be allowed to log in as early as 15 minutes before the start time on February 8, 2022. The virtual Meeting platform is supported across internet browsers (however we recommend not using Internet Explorer) and devices (e.g., desktops, laptops, tablets, and cell phones) If you intend to join the live audio webcast, you should ensure that you have a strong WiFi or Internet connection from wherever you intend to join and participate in the virtual Meeting. We encourage you to access the virtual Meeting before it begins, and you should give yourself plenty of time to log in and ensure that you can hear streaming audio prior to the start of the Meeting.

Asking Questions

If you want to ask questions during the Meeting, log into the virtual meeting platform at https://virtual-meetings.tsxtrust.com/en/12511, click on the “Ask a Question” icon on the left, type your question into the chat field, and click on the “Ask Now” button.

Questions pertinent to Meeting matters will be answered during the Meeting, subject to time constraints of two-minute limits per question and two questions per Holder. Questions that are unrelated to the proposal(s) under discussion, use blatantly offensive language or are regarding personal matters, will not be answered by the chairperson or management.

Quorum

A quorum at the Meeting is Holders of at least 25% of the aggregate principal amount of Notes then outstanding present in person or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for the holding of the Meeting, the Meeting may be adjourned to the same day in the next week (unless such day is not a Business Day (as defined in the Indenture), in which case the Meeting shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned Meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that less than 25% of the aggregate principal amount of Notes then outstanding may not be present at the adjourned Meeting. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Cancellation or Termination of the Meeting

The Company reserves the right to cancel or terminate the Meeting, in its sole discretion, for any reason whatsoever by making a public announcement by press release relating to such decision.

Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a newswire service.

Voting Payment

If requisite approval of the Proposed Indenture Amendment is obtained, Holders that consented to the Proposed Indenture Amendment by delivering completed proxy forms or voting instructions forms, as applicable, prior to the proxy cut-off of 10:00 A.M. (Pacific time) on February 4, 2022 will receive a payment of US$2.50 per US$1,000 principal amount of Notes following, and subject to, the execution of the Amending Agreement.

Information for U.S. Holders

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States with respect to securities of a Canadian issuer in accordance with the applicable terms of the Indenture. Holders in the United States should be aware that such terms of the Indenture are different from United States laws applicable to proxy statements under the Exchange Act. In addition, tax considerations applicable to persons subject to U.S. taxation have not been included in this Information Circular and there may be material United States tax consequences for persons subject to U.S. taxation in connection with the Proposed Indenture Amendment. Such Holders should consult their tax advisors to determine the particular tax consequences to them in connection with the Proposed Indenture Amendment.

PURPOSE OF THE MEETING

The Company has called the Meeting to obtain approval of the Proposed Indenture Amendment, which are set out in more detail below. See “Proposed indenture Amendment”.

PROPOSED INDENTURE AMENDMENT

All statements herein regarding the substance of any provision of the Indenture are qualified in their entirety by reference to the Indenture, and capitalized terms used but not otherwise defined in this Information Circular shall have the meanings assigned to them in the Indenture. Copies of the Indenture are available upon request from Laurel Hill Advisory Group, by phone at 1-877-452-7184 (collect 416-304-0211 ) or by email at assistance@laurelhill.com and on the Company’s profile on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Company is proposing to amend the definition of “Permitted Debt” to add an additional basket that permits the Company and its Restricted Subsidiaries to provide certain unsecured guarantees of obligations of Unrestricted Subsidiaries that are formed to advance and support the Company’s growth strategy (the “Proposed Indenture Amendment”). The exact text of the amendment is as follows:

Section 5.11 (b) of the Indenture will be amended to add the following as a new clause (xix): the guarantee by the issuer or any Restricted Subsidiary of indebtedness of an Unrestricted Subsidiary (the “Guaranteed

Indebtedness”) in an aggregate principal amount not to exceed $100,000,000 at any time outstanding; provided that the net proceeds of the Guaranteed Indebtedness are invested in a Permitted Business.

The definition of “Permitted Liens” in Section 1.1 will be amended to add the following as a new clause (bb ): Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary in support of a guarantee provided pursuant to Section 5.11 (b)(xix);

On February 4, 2021, the Company was renamed Aris Gold Corporation and a new Board of Directors and management team was put in place. The collective vision of the Company’s Board of Directors and management team is to build the Company into a globally relevant gold producer after success creating several leading mining companies, including Wheaton River Minerals Ltd., Goldcorp Inc. (now Newmont Corporation), Yamana Gold Inc., Endeavour Mining Corporation and Leagold Mining Corporation (now Equinox Gold Corp.) Growth through the addition of new gold mining assets to the Company’s portfolio will enhance the overall business of the Company through increased scale of operations, risk diversification, and a strengthened capital markets profile.

In order for Aris Gold to continue to execute on its strategy, it requires the flexibility to finance its growth through a variety of sources, which sources may require credit support from the Company in the form of a guarantee and pledges of the Equity Interests of Unrestricted Subsidiaries. We recognize the needs of the Holders which is why we are not seeking to compromise the Holders’ senior secured position in the Company’s current assets and instead, are looking only to allow the Company to grant limited unsecured guarantees in connection with financings where the proceeds thereof are invested in a Permitted Business and the collateral pledged is limited to Equity Interests of an Unrestricted Subsidiary (i.e. a newly formed subsidiary of the Company that did not exist at the time the Notes were issued).

Resolution of Noteholders

At the Meeting, Holders will be asked to pass a resolution (the “Resolution”) approving the Proposed Indenture Amendment. The full text of the Resolution is set forth in Schedule A.

To be effective, the Resolution must be passed by Holders of at least a majority of the aggregate principal amount of the Notes represented in person or represented by proxy at the Meeting.

As of the date of this Information Circular, approximately US$81,549,800 aggregate principal amount of Notes are outstanding.

As soon as practicable following the Meeting, provided the Resolution is passed, the Company and the Trustee intend to execute a supplemental indenture to the Indenture (the “Amending Agreement”) implementing the Proposed Indenture Amendment.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary fairly describes the principal Canadian federal income tax considerations, as of the date hereof, generally applicable in respect of the Proposed Indenture Amendment as described in this Information Circular to Holders (each referred to as a “Securityholder”) who, for purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) and at all relevant times, hold their Notes as capital property, and deal at arm’s length with, and are not affiliated with, the Company. Notes will generally be considered to be capital property of a Securityholder provided such Securityholder does not use or hold and is not deemed to use or hold such securities in carrying on a business or in an adventure in the nature of trade.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial interpretation, decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Proposed Indenture Amendment. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Securityholder. All Securityholders should obtain independent advice from their own tax advisors regarding the tax considerations to them of the Proposed Indenture Amendment having regard to their own particular circumstances.

Securityholders Resident in Canada

This portion of the summary applies only to a Securityholder who, for purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder”). This portion of the summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of the Tax Act (including for the purposes of the mark-to-market rules in the Tax Act); (ii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than the Canadian dollar; or (iii) an interest in which is a “tax shelter investment” within the meaning of the Tax Act. Such Resident Holders should consult their own tax advisors.

The amendment of a debt obligation, such as a Note, will generally not result in a disposition for Canadian income tax purposes (upon which a capital gain or capital loss may be realized) unless the amendment is considered to result in the substitution of a new debt obligation under applicable commercial law or in a change to the fundamental terms of the obligation. The adoption of the Proposed Indenture Amendment should not, in and of itself, result in the substitution of a new debt obligation under applicable commercial law or in a change to the fundamental terms of the obligation and, accordingly, the Proposed Indenture Amendment should not result in the disposition of the Notes by a Resident Holder for purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary applies only to a Securityholder who, for purposes of the Tax Act and at all relevant times: (i) is not, and is note deemed to be, resident in Canada, (ii) deals at arm’s length with any person resident in Canada to whom the Notes are assigned or transferred, (iii) is not, and deals at arm’s length with each person that is, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company, (iv) is entitled to receive all payments (including interest and principal) in respect of the Notes, and (v) does not use or hold (and is not deemed to use or hold) Notes in, or in the course of, a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere or that is an authorized foreign bank (within the meaning of the Tax Act).

Non-Resident Holders will not be subject to any tax under the Tax Act by reason only of the adoption of the Proposed Indenture Amendment.

PROXY SOLICITATION AGENT

Laurel Hill Advisory Group has been appointed as proxy solicitation agent in connection with the Meeting and will provide customary services in connection with such appointment.

Laurel Hill Advisory Group does not assume any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates, the Indenture or the Notes contained herein and other related documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

Laurel Hill Advisory Group does not make any recommendation as to whether or not Holders should vote in favour of the Proposed Indenture Amendment.

FEES AND EXPENSES

The Company will pay the Trustee and Laurel Hill Advisory Group customary fees for their services in connection with the Meeting and will reimburse the Trustee and Laurel Hill Advisory Group for their reasonable out-of-pocket expenses in connection therewith.

ADDITIONAL INFORMATION

The Company files annual and quarterly financial information and the related management’s discussion and analysis, material change reports and other material and disclosure documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada. You may read and download these documents and materials on the Company’s SEDAR profile, which can be accessed at www.sedar.com.

CURRENCY

All references herein to “$” are references to United States dollars, the lawful currency of the United States of America, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date hereof. The Company’s forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe” , “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “should”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend” or “position”. In particular, any statement, express or implied, regarding future actions, conditions or events or future results, including statements with respect to the Company’s growth strategy is forward-looking information. Forward-looking information is not a guarantee of performance. All statements, other than statements of historical facts, included in this Information Circular that address activities, events or developments that are expected, believed or anticipated to occur or that may occur in the future are forward-looking information. Examples of such forward-looking information in this Information Circular include, but are not limited to, the Company’s ability to pass the Resolution, the execution of the Amending Agreement and the anticipated impacts of the Proposed Indenture Amendment.

Readers should not place undue reliance on any forward-looking information. While the Company anticipates that subsequent events and developments may cause its views to change, it does not have an intention to update any forward-looking information contained in this Information Circular, except as expressly required by applicable law.

SCHEDULE A

RESOLUTION

BE IT RESOLVED THAT:

1.

Aris Gold Corporation (the “Company”) and TSX Trust Company (the “Trustee”) be and are hereby authorized to enter into and perform their respective obligations under a supplemental indenture (the “Amending Agreement”) to be entered into between the Company and the Trustee at such time as may be determined by the Company, in its sole discretion, pursuant to which the trust indenture dated as of November 5, 2020 (the “Indenture”) governing the 7 .50% Senior Secured Notes due 2027 (the “Notes”) of the Company shall be amended to provide for the amendments contemplated in the Management Information Circular to which this resolution relates under the heading “Proposed Indenture Amendment” (and all other incidental amendments reasonably necessary to give effect thereto).

2.

Any single director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver the Amending Agreement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution, the Amending Agreement and the matters authorized hereby and thereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

Laurel Hill Advisory Group

North American Toll Free

1-877-452-7184

Outside North America

416-304-0211

E-mail

assistance@laurelhill.com